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                           November 1, 2021

       Arthur Halleran
       President & Chief Executive Officer
       Trillion Energy International Inc.
       Turan Gunes, Bulvari, Park Oran Ofis Plaza
       180-y, Daire:54, Kat:16, 06450, Oran, Cankaya, Anakara, Turkey

                                                        Re: Trillion Energy
International Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 25,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 27,
2021
                                                            File No. 333-260489

       Dear Mr. Halleran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              William L. Macdonald